August 21, 2018

Bin Li
Chief Executive Officer
NIO Inc.
Building 20, No. 56 AnTuo Road, Jiading District
Shanghai, 201804
People's Republic of China

       Re: NIO Inc.
           Registration Statement on Form F-1
           Filed August 13, 2018
           File No. 333-226822

Dear Mr. Li:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Management
Directors and Executive Officers, page 162

1. We note your disclosure that you have appointed James Gordon Mitchell to become a member of your board of directors after your registration statement on Form F-1 has been declared effective. Please file Mr. Mitchell's written consent to be named as a director appointee in your registration statement as an exhibit to your registration statement pursuant to Rule 438 of the Securities Act.
 Bin Li
NIO Inc.
August 21, 2018
Page 2
Exhibit Index, page II-10

2. Please revise the exhibit index to indicate that portions of the "Manufacture Cooperation
         Agreement between the registrant and Jianghuai Automobile Group Co., Ltd." have been omitted pursuant to a request for confidential treatment, and renumber this agreement as
         Exhibit 10.6 so that it is consistent with the request.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Doug Jones at 202-551-3309 or Lyn Shenk, Accounting
Branch
Chief, at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Anne Nguyen
Parker, Assistant Director, at 202-551-3611 with any other questions.



FirstName LastNameBin Li                                      Sincerely,
Comapany NameNIO Inc.
                                                              Division of
Corporation Finance
August 21, 2018 Page 2                                        Office of
Transportation and Leisure
FirstName LastName